

Mail Stop 3561

February 26, 2007

Guy Mayer, President
Tutogen Medical, Inc.
13709 Progress Boulevard
Alachua, Florida 32615

> **Re: Tutogen Medical, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 20, 2006**
> **File No. 333-139738**
> **File No. 1-16069**

Dear Mr. Mayer:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1
Financial Statements, page F-2
Note 9 – Revolving Credit Arrangements and Short Term Borrowings, page F-14

Please refer to prior comment 7. We have carefully reviewed your response regarding classification of the value of the warrants issued June 30, 2006 as equity. We note that your warrant agreement is silent as to whether Tutogen may be obligated to settle the warrants in the event a registration statement covering the underlying common shares is not declared effective, it does not clearly and explicitly rule out cash settlement options in other circumstances, and it is unclear whether there are any situations where the holders can obtain net cash settlement. Also, the warrant agreement does not explicitly state the warrant may expire unexercised and unredeemed. Please explain to us how you have considered these two factors in evaluating the classification of the warrants under the guidance in paragraph 17 of EITF 00-19.

Form 10-K for the year ended September 30, 2006

The company's other Exchange Act filings including your annual report on Form 10-K should be revised as necessary to comply with prior comments and the above comments.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer at 202-551-3237 or the undersigned at 202-551-3871 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies

cc: William J. Schifino, Sr., Esq.
    Fax: 813-221-7335